                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 16)(1)

                         Friendly Ice Cream Corporation
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    358497105
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 6, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 2 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    The Lion Fund L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 3 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Biglari Capital Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 4 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Biglari, Sardar
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 5 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Western Sizzlin Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 6 of 15 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Cooley, Philip L.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 7 of 15 Pages
----------------------                                    ----------------------

      The following  constitutes  Amendment No. 16 ("Amendment No. 16") to the
Schedule  13D filed by the  undersigned.  This  Amendment  No.  16 amends  the
Schedule 13D as specifically set forth.

      Item 2 is hereby amended to add the following:

      The  Reporting  Persons may from time to time be referred to herein and in other  materials  filed with the  Securities  and  Exchange  Commission  as "The
Committee  to Enhance  Friendly's"  (the  "Committee").  The  Committee is not a
business entity and has no place of organization.

      Item 4 is hereby amended to add the following:

      On March 6, 2007,  Sardar Biglari issued a letter to the  shareholders  of the  Issuer,  a copy of which is  attached  hereto  and  incorporated  herein by reference.

      Item 7 is hereby amended to add the following exhibits:

      A.    Letter to  Shareholders,  dated  March 6, 2007  (filed  herewith  as
            Exhibit A).

      B.    Powers of Attorney (filed herewith as Exhibit B).

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 8 of 15 Pages
----------------------                                    ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2007                 THE LION FUND L.P.

                                     By: Biglari Capital Corp.
                                         General Partner

                                     By: /s/ Sardar Biglari
                                         ---------------------------------------
                                         Sardar Biglari, Chief Executive Officer

                                     BIGLARI CAPITAL CORP.

                                     By: /s/ Sardar Biglari
                                         ---------------------------------------
                                         Sardar Biglari, Chief Executive Officer

                                     /s/ Sardar Biglari
                                     -------------------------------------------
                                     SARDAR BIGLARI

                                     WESTERN SIZZLIN CORP.

                                     By: /s/ Sardar Biglari
                                         ---------------------------------------
                                         Sardar Biglari, as Attorney-In-Fact
                                         for Western Sizzlin Corp.

                                     /s/ Sardar Biglari
                                     -------------------------------------------
                                     SARDAR BIGLARI, as Attorney-In-Fact for
                                     Philip L. Cooley

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 9 of 15 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT A

                               THE LION FUND, L.P.
                        9311 SAN PEDRO AVENUE, SUITE 1440
                            SAN ANTONIO, TEXAS 78216
                            TELEPHONE (210) 344-3400
                               FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

                                  March 6, 2007

Dear Fellow Shareholder:

      I want to share with you our deep concerns  about Friendly Ice Cream Corp.
as  misgoverned  by its  Chairman  Donald Smith and its board of  directors.  My fellow  nominee  Philip L.  Cooley and I are seeking two seats out of six on the company's board of directors. Now will be your first opportunity as shareholders to vote for  candidates  not allied with a board that has failed to create value since going  public in 1997.  After you read this entire  letter  outlining  our philosophy, we urge you to support us. Every vote matters.

      Despite Mr. Smith's false  allegation that we intend to control the board, we CANNOT do so because we are  seeking  only TWO board  seats out of the entire six. Of course, we will reserve the ability to hold the board accountable in the future,  and we will not forgo the right to seek further  board  changes if they are warranted and supported by  shareholders.  Mr. Smith also  disseminates  the faulty assumption that the company  possesses cash flows to divert.  The reality is that since the company's  initial public  offering in 1997, it, in aggregate, has generated negative cash flows. Naturally, I wish the company WERE generating positive cash flows. The value of an asset,  including  Friendly's common stock, is derived from its future cash flows and is referred to as its intrinsic value.
This intrinsic value is computed by taking all future cash flows into and out of a business and then discounting the resultant number at an appropriate  interest rate. Mr. Smith must cope with our guarantee:  Phil and I will strenuously lobby the board to focus on cash flows to increase the intrinsic value of the company.
If we can increase  intrinsic  value per share,  the stock price will eventually follow suit.

      CAPITAL  STRUCTURE.  Part of the  reason  Friendly's  cash flows have been negative is that the corporation must service an enormous debt, which is akin to a dagger  pointed at the heart of the  business.  With one small bump,  we could return  to the grim  scenario  of a few  years  ago when  the  company  was near insolvency  and its stock below $2 per share.  I believe the company will become bankrupt if it does not attempt to delever the  balance  sheet.  Friendly's  has paid more than $230  million in interest  over the past decade and $620  million since  1988,  when  Mr.  Smith  took  over  the  company.  The  debt  constrains possibilities for growth and the ability to execute a viable business  strategy.
In direct  contrast,  we will  champion a  disciplined  financial  structure  to increase shareholder wealth.

      Currently  the  enterprise  value (total  market value of stock plus total debt less cash) of Friendly's is about $300 million. The channeling of free cash

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 10 of 15 Pages
----------------------                                    ----------------------

flow to reduce  debt will result  either in stock  appreciation  (if  enterprise value remains constant) or improvement of the value of the stock relative to its price.  Historically,  capital  investments  have  yielded the  company  sub-par returns  whereas debt  reduction  locks in a positive  return.  I would prefer a certain good return over a possibly forlorn  anticipation of a great but unknown one.

      STRATEGY. We believe the future of Friendly's lies in its franchisees. The initiative to accelerate  refranchising  would yield several long-term strategic advantages.  By  lowering  the  number  of  company-owned  and  operated  units,
Friendly's  could  distribute  more of its  resources  to the creation of better products, better quality control,  shrewder, more effective marketing practices, more  effective  franchisee  training  -- all with the  objective  of becoming a forceful  franchisor  capable of  efficiently  enhancing the brand. A franchisee with  experience in operating  multiple  units can more  efficaciously  manage a
profit-producing   restaurant  than  the  company  can.  Presently,   Friendly's
resources  are  overburdened  and  misdirected  by the chore of  overseeing  and managing an excessive number of company-run outlets. Because returns on invested capital  are higher from  franchising  than from  ownership,  the brand would be better supported by a focused strategy.  Simply stated, the company should be in the real estate,  franchise,  and foodservice  business for the very good reason that it would  achieve  high profit  margins,  take less risk,  and require very little in capital  expenditures  -- all strategic  moves leading to healthy cash
flows  and  high  returns  on  capital.  We  are  persuaded,   therefore,   that
company-operated  restaurants would be best run by franchisees.  Manifestly, the company not only wastes scarce resources -- namely,  time,  energy, and money --
on the  demands of  proprietorship  but also winds up less  successful  than its franchisees.  Operating  restaurants,  as a result, leads to substantially lower profit margins, higher risks (e.g., sensitivity to food costs), a high degree of operating leverage, higher cost of capital, and significant capital expenditures to maintain the business -- all  culminating in the generation of poor free cash flow.

      Historically,  the company has taken a haphazard approach to refranchising without a compensating reduction in debt. Unfortunately,  Friendly's has taken a good idea and executed it shoddily  because cash  generated  from  refranchising should  have  been  used  exclusively  to lower  debt and  improve  the  capital structure.

      DISCIPLINE IN CAPITAL ALLOCATION AND EXPENSES.  That the company has spent over $230 million in capital expenditures since 1997 with a loss to show for its outlay  is  a  demonstrable  illustration  of  poor  operational  and  financial management.  The unfit  leadership of Chairman Smith has been the prime cause of the  corporation's  poor  performance.  A  few  years  ago  when  the  company's performance was deteriorating,  Mr. Smith inappropriately and irresponsibly paid for a Learjet  instead of following the  alternative we would have  recommended:
reduce debt.  Nero may have fiddled while Rome was burning,  but at least he did not throw fuel on the fire. If Mr. Smith is obviously behaving so extravagantly, we wonder what other  wasteful,  self-serving  decisions  he has made behind the scenes.  According  to the  cockroach  theory,  there is seldom  only one in the kitchen.  The private jet symbolizes an ongoing  culture,  one that doesn't care about its  shareholders.  An absolute  business  essential is an ethos with firm self-control involving capital allocation and company expenses. Furthermore, the company must allocate capital only when returns compensate for relevant risks.

      COMPENSATION.  Friendly's  Compensation  Committee is composed of Chairman
Michael  J.  Daly,  Burton  J.  Manning,  and  Perry D.  Odak.  As stated in the company's proxy statement,  "The Compensation  Committee annually  recommends to the  Board of  Directors  the base  salary,  incentive  compensation  and  other compensation of the Chairman of the Board,  Chief Executive  Officer and elected
officers  of  Friendly's."  We  are  disappointed  by  the  Committee's   unwise
recommendations.  To begin with, we find it reprehensible that Mr. Smith, who is
Chairman of the Board, receives an additional  compensation of $100,000 over and above his director  fees.  Up to a few years ago, Mr. Smith was rewarded  with a salary and bonus of  $493,000  during a period in which as he put during a taped meeting:  "I don't spend hardly any time at Friendly's anymore. I go in two days a month,  I go in to board  meetings,  I'm available and we talk once or twice a week on the phone,  but make no doubt about it -- I really do not run Friendly's anymore" (WALL STREET JOURNAL, 6/9/06). We don't understand the rationale behind
Mr. Smith's  compensation,  especially since he admits that he hardly spends any

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 11 of 15 Pages
----------------------                                    ----------------------

time at the company.  His is not only an  inappropriate  policy but just another marker of a self-interested culture, which sets the wrong tone at the top.

      Moreover,  the  Committee  has designed a faulty  compensation  structure.
According to the company's  Annual  Incentive Plan, "Each year, the Compensation
Committee establishes company financial objectives. The financial objectives are based on Friendly's  achievement of specified  levels of earnings as measured by
EBITDA (i.e., earnings before interest,  taxes, depreciation and amortization)."
There are many unintended consequences to linking bonus to EBITDA. For instance, doing so can encourage the use of leverage (an encouragement the company clearly does not need) to increase  EBITDA at any cost  without  regard to  attaining an appropriate return on invested capital.  Setting the incentive around EBITDA can lead to  poor  capital  allocation  decisions,  as  evidenced  by the  company's troubling capital  allocation  record.  Thus, free cash flow generation would be more apropos for bonus eligibility than relying on EBITDA. Furthermore,  capital does not come free. Thus, the bonus calculation must be symmetrical.  Management must be assessed for incremental  capital  employed.  If incremental  investment produces a below-minimum  rate, the pain suffered by shareholders must be shared by management.  The implication is that no addition to shareholder value results in no bonus.  An absolute  essential  in sensible  compensation  structure is to align management performance with shareholders' interests.

      Two of the directors, Messrs. Daly and Manning, will be up for election at the next annual  stockholder  meeting.  In addition to their inability to create shareholder  value  since they  became  directors  in 1997,  they have failed as
Compensation  Committee  members.  As two-thirds of the Compensation  Committee, they had the opportunity to think and act rationally.  It is imperative to be as sensible about compensation as about capital  allocation.  It is time to replace
Messrs. Daly and Manning.

      CORPORATE GOVERNANCE.  Representation by very significant  shareholders is the best way to fill a board,  to think about  improving  the  governance of the company,  and to produce  shareholder  wealth.  We believe a board of  directors should participate in the future of a company by making a substantial  financial commitment on the same basis as other  shareholders do.  Presently,  five of the six  board  members  have  virtually  no stake in the  company,  while our stock
ownership  exceeds  the  aggregate  of  all  six  directors.   As  consequential
shareholders on the board, we would be in the preeminent position to think about value creation over the long term.

      We would espouse  superior  corporate  governance by promoting  ideas that would benefit the true owners of the company,  the shareholders,  and hold board members  responsible for their actions. To start, we believe the company's board election should be held annually. The staggered board entrenches incumbent board members and insulates them from accountability.

      We believe  that the poison pill,  courtesy of the board,  is holding back the stock.  There is no reason for Mr.  Smith to be exempt from  swallowing  the poison pill, which  effectively  limits other  shareholders from purchasing over
15% of the company. The company also has other anti-takeover prohibitions,  such us the caveat against the shareholders  calling a special  meeting.  The current entrenchment  scheme must end because it provides  board members  immunity,  not accountability, and in doing so disenfranchises shareholders.

      FRIENDLY'S   STOCK  PRICE.   Since  disclosing  our  initial  position  in
Friendly's  on August 7, 2006,  the day our group filed its first 13D, the stock has  appreciated  by more than 50%. This  increment  has been achieved  during a period in which the company's operating  performance has been dismal. We believe the reason for  Friendly's  strong  absolute and relative  stock  performance is that, despite the lackluster operational  performance of the company, the market expects  that  positive  changes are in the offing.  Notwithstanding  the recent run-up in stock price,  we believe the current market value does not reflect the full potential of the company, a potential that can be reached only with changes at the board level.

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 12 of 15 Pages
----------------------                                    ----------------------

      You might think Mr. Smith,  who owns 12.8% of the company,  would have his interests aligned with yours.  History has proven otherwise.  Mr. Smith has used his board  control to extract  handsome  profits for HIMSELF.  We believe he has viewed Friendly's as HIS company.  Friendly's is not a private firm;  therefore,
public   shareholders'   interests   should  come  first.  We,  as  the  largest
stockholders of the company, promise to protect your interests,  and, unlike the incumbents, we will not rubber-stamp Mr. Smith's wishes.

      Many  of  the  issues  raised  in  this  letter  --  from  badly  designed compensation  systems  to  the  costly,  unneeded  use of a  private  jet -- are symptoms of a broader set of problems.  Unaddressed  problems  will  continue to wash away  shareholder  value.  Mr. Smith has been sending the wrong messages to
Friendly's employees: that incurring expenses for luxuries like his purchasing a corporate jet is acceptable behavior and a worthwhile expenditure.  In contrast, the  company  would send a positive  message if it  announced  that Mr.  Smith's
$100,000  remuneration  would be terminated.  It would  strongly  signify to all employees  that  everyone  associated  with the company must begin  scrutinizing
company  expenses  to  cut  unnecessary   overhead,  a  move  which  would  help
rehabilitate the firm's potential for aggrandized profitability.

      We encourage you to visit our website, www.enhancefriendlys.com, to access articles  and court  filings  that shed  light on Mr.  Smith's  and the  board's inappropriate and, in the final analysis,  inexcusable  behavior.  The board has been  careless  with the  company's  cash  flows  and  balance  sheet as well as
insensitive  to  shareholder   value  and  proper   treatment  of  shareholders.
Shareholders  have  given Mr.  Smith and the  board  plenty of time,  that is, a decade,  to create  shareholder  value and to substantiate  the merits of any of their so-called canny strategies.  Clearly, they have failed. It is time that we join the board and begin creating value for you -- AND with a sense of urgency.

      We appreciate your support, and we will value your confidence and trust in us as we attempt to rectify the company's problems.

                                 Sincerely,

                                 /s/ Sardar Biglari

                                 Sardar Biglari

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 13 of 15 Pages
----------------------                                    ----------------------

               CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Lion Fund L.P.  (the  "Lion  Fund")  and  Western  Sizzlin  Corp.  ("Western
Sizzlin"),  together with the other participants named herein,  intend to make a preliminary  filing with the  Securities  and Exchange  Commission  ("SEC") of a proxy statement and an  accompanying  proxy card to be used to solicit votes for the election of its director nominees at the 2007 annual meeting of stockholders of Friendly Ice Cream Corporation, a Massachusetts corporation (the "Company").

THE LION FUND AND WESTERN SIZZLIN ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ
THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME  AVAILABLE  BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION.  SUCH PROXY MATERIALS WILL BE AVAILABLE
AT NO  CHARGE  ON THE SEC'S WEB SITE AT  HTTP://WWW.SEC.GOV.  IN  ADDITION,  THE
PARTICIPANTS  IN THE  PROXY  SOLICITATION  WILL  PROVIDE  COPIES  OF  THE  PROXY
STATEMENT WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO
THE PARTICIPANTS' PROXY SOLICITOR,  MORROW & CO., AT ITS TOLL-FREE NUMBER: (800)
607-0088.

The  participants  in the proxy  solicitation  are  anticipated to be The Lion
Fund L.P., a Delaware  limited  partnership,  Biglari  Capital  Corp., a Texas corporation,  Western  Sizzlin Corp., a Delaware  corporation,  Sardar Biglari and Philip L. Cooley (the "Participants").

Each of the  Participants  may be deemed to be the beneficial owner of 1,182,488 shares of Common Stock of the Company.  The Participants  specifically  disclaim beneficial  ownership  of such  shares of Common  Stock  except to the extent of their pecuniary interest therein.

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 14 of 15 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT B

                                POWER OF ATTORNEY

      Know all by these presents,  that the undersigned  hereby  constitutes and appoints  SARDAR  BIGLARI,  signing singly,  the  undersigned's  true and lawful attorney-in-fact to take any and all action in connection with the investment by
The Lion Fund L.P.,  Western  Sizzlin  Corp.,  the  undersigned  or any of their
affiliates  in  the  voting   securities  of  Friendly  Ice  Cream   Corporation
("Friendlys"),  including,  without  limitation,  relating to the formation of a
Group (as defined  below)  whose  members  include  The Lion Fund L.P.,  Western
Sizzlin  Corp.  and the  undersigned,  all filings on  Schedule  13D (as defined below),  all filings on Forms 3, 4 and 5 (as defined below), any solicitation of proxies or written consents in support of the election of directors of Friendlys or other proposal(s) and all other matters related,  directly or indirectly,  to
Friendlys (together, the "Friendlys Investment"). Such action shall include, but not be limited to:

      1.  executing  for and on  behalf of the  undersigned  all  Schedules  13D
("Schedule  13D")  required to be filed under  Section  13(d) of the  Securities
Exchange Act of 1934, as amended (the "Exchange  Act"), and the rules thereunder in connection with the Friendlys Investment;

      2.  executing  for and on behalf of the  undersigned  all Forms 3, 4 and 5
("Forms 3, 4 and 5")  required to be filed under  Section  16(a) of the Exchange
Act and the rules thereunder in connection with the Friendlys Investment;

      3.  executing  for and on behalf of the  undersigned  all Joint Filing and
Solicitation  Agreements or similar documents  pursuant to which the undersigned shall  agree  to be a  member  of a  group,  as  contemplated  by Rule  13d-1(k)
promulgated under the Exchange Act (a "Group"), in connection with the Friendlys
Investment;

      4. performing any and all acts for and on behalf of the  undersigned  that may be  necessary  or  desirable  to complete  and  execute  any such  document, complete and execute any amendment or amendments  thereto,  and timely file such form with the United States  Securities  and Exchange  Commission  and any stock exchange or similar authority; and

      5. taking any other action of any type  whatsoever in connection  with the
Friendlys Investment which, in the opinion of such  attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such  attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such  attorney-in-fact may approve in such attorney-in-fact's discretion.

      The  undersigned  hereby  grants to such  attorney-in-fact  full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary  or proper to be done in the  exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the undersigned's  responsibilities to comply with Section 13(d),  Section 16 or Section 14 of the Exchange Act.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 23rd day of January, 2007.

                                          /s/ Philip L. Cooley
                                          -----------------------------
                                          Philip L. Cooley

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 15 of 15 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know all by these presents,  that the undersigned  hereby  constitutes and appoints  SARDAR  BIGLARI,  signing singly,  the  undersigned's  true and lawful attorney-in-fact to take any and all action in connection with the investment by
The Lion Fund L.P.,  the  undersigned  or any of their  affiliates in the voting securities of Friendly Ice Cream Corporation ("Friendlys"),  including,  without limitation,  relating  to the  formation  of a Group (as  defined  below)  whose members include The Lion Fund L.P. and the undersigned,  all filings on Schedule
13D (as defined below),  all filings on Forms 3, 4 and 5 (as defined below), any solicitation  of proxies  or written  consents  in  support of the  election  of directors of  Friendlys  or other  proposal(s)  and all other  matters  related, directly or indirectly,  to Friendlys  (together,  the "Friendlys  Investment").
Such action shall include, but not be limited to:

      1.  executing  for and on  behalf of the  undersigned  all  Schedules  13D
("Schedule  13D")  required to be filed under  Section  13(d) of the  Securities
Exchange Act of 1934, as amended (the "Exchange  Act"), and the rules thereunder in connection with the Friendlys Investment;

      2.  executing  for and on behalf of the  undersigned  all Forms 3, 4 and 5
("Forms 3, 4 and 5")  required to be filed under  Section  16(a) of the Exchange
Act and the rules thereunder in connection with the Friendlys Investment;

      3.  executing  for and on behalf of the  undersigned  all Joint Filing and
Solicitation  Agreements or similar documents  pursuant to which the undersigned shall  agree  to be a  member  of a  group,  as  contemplated  by Rule  13d-1(k)
promulgated under the Exchange Act (a "Group"), in connection with the Friendlys
Investment;

      4. performing any and all acts for and on behalf of the  undersigned  that may be  necessary  or  desirable  to complete  and  execute  any such  document, complete and execute any amendment or amendments  thereto,  and timely file such form with the United States  Securities  and Exchange  Commission  and any stock exchange or similar authority; and

      5. taking any other action of any type  whatsoever in connection  with the
Friendlys Investment which, in the opinion of such  attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such  attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such  attorney-in-fact may approve in such attorney-in-fact's discretion.

      The  undersigned  hereby  grants to such  attorney-in-fact  full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary  or proper to be done in the  exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the undersigned's  responsibilities to comply with Section 13(d),  Section 16 or Section 14 of the Exchange Act.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 5th day of March, 2007.

                                          WESTERN SIZZLIN CORP.

                                          By: /s/ Robyn B. Mabe
                                              ----------------------------------
                                          Name:  Robyn B. Mabe
                                          Title: Chief Financial Officer